UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
FORM 5
              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_| Check box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue. See Instruction 1(b).
|_| Form 3 Holdings Reported
|_| Form 4 Transactions Reported

1. Name and Address of Reporting Person

   Roan, Thomas J.
   c/o Internet Commerce Corporation
   905 Third Avenue
   New York, New York 10022

2. Issuer Name and Ticker or Trading Symbol

   Internet Commerce Corporation ("ICCA")

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

   09/02

5. If Amendment, Date of Original (Month/Year)

6. Relationship  of Reporting  Person(s) to Issuer  (Check all  applicable)
   ( ) Director  ( ) 10% Owner  (X) Officer (give title  below)
   ( ) Other  (specify below)

   Vice President of Sales


7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|  (Instr.3,4 and 5)               |  Beneficially     |(D)or |  (Instr. 4)               |
                             |      |(Ins|                  | A/|           |  Owned at         |Indir |                           |
                             |      |tr.8)    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
                             |           |                  |   |           |  (Instr. 3 and 4) |(Ins  |                           |
                             |           |                  |   |           |                   | tr.4)|                           |
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
None                         |      |    |                  |   |           |                   |      |                           |
                             |      |    |                  |   |           |                   |      |                           |
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                             |      |    |                  |   |           |                   |      |                           |
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                             |      |    |                  |   |           |                   |      |                           |
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                             |      |    |                  |   |           |                   |      |                           |
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If form is filed by more than one reporting person, see instruction 4(b)(v).

                                                                          (Over)
                                                                  SEC 2270(7-96)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------------
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
-----------------------------------------------------------------------------------------------------------------------------------|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |(In | red(A) or Dis |Date(Month/|  (Instr. 3 and 4   |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |str.| posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     | 8) | (Instr.3,4 and|Date |Expir|                    |(Instr.|ficially    |Ind|            |
                        |tive    |     |    |  5)       |   |Exer-|ation|   Title and Number | 5)    |Owned at    |ire|            |
                        |Secu    |     |    |           |   |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |    A      | D |ble  |     |                    |       |Year        |(I)|            |
                        |        |     |    |           |   |     |     |                    |       |(Instr. 4)  |(Instr. 4)      |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option            | $3.70  |3/12/|A(1)|  2,695    |   |3/12/|3/12/|Class A     |2,695  |       |  2,695     | D |            |
(Right to Buy)          |        |02   |    |           |   |02   |12   |Common      |       |       |            |   |            |
                        |        |     |    |           |   |     |     |Stock       |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option            |$2.70   |5/10/|A(1)| 150,000   |   | (2) |5/10/|Class A     |150,000|       | 150,000    | D |            |
(Right to Buy)          |        |02   |    |           |   |     |12   |Common      |       |       |            |   |            |
                        |        |     |    |           |   |     |     |Stock       |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option            |        |     |    |           |   |     |     |            |       |       | 202,695    | D |            |
(Right to Buy)          |        |     |    |           |   |     |     |            |       |       |            |   |            |
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                        |        |     |    |           |   |     |     |            |       |       |            |   |            |
                        |        |     |   |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|

Explanation of Responses:

(1)  Granted pursuant to the Company's Amended and Restated Stock Option Plan.

(2) One third (1/3) of the options are exercisable on the grant date. One third (1/3) of the options vest and become exercisable when the Company's class A common stock closes at a price per share of $10.00. One third (1/3) of the options vest and become exercisable when the Company's net revenues in any one month equal or exceed $2 million. The foregoing notwithstanding, all options vest and become exercisable in full on November 10, 2007 or upon a change of control of the Company.


                          /s/ Thomas J. Roan                  September 13, 2002
                          -----------------------------       -----------------
                          ** Signature of Reporting Person        Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
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